1Q 2025 Results

LATAM Airlines Group drives first quarter adjusted operating margin to 16.8% and reports US$355 million in net income

Santiago, Chile, April 28, 2025 – LATAM Airlines Group S.A. (NYSE: LTM; SSE: LTM) announced today its consolidated financial results for the first quarter ending March 31, 2025. References to "LATAM", "LATAM Airlines Group", the “Company” or the "parent company" pertain to LATAM Airlines Group S.A., and references to “LATAM group,” “we,” “us,” “our,” or the “group” refer to LATAM Airlines Group S.A. and its consolidated affiliates, both passenger and cargo affiliates. LATAM prepares its financial statements under IFRS as issued by the IASB, however, for ease of presentation and comparison, the Income Statement in this report is presented in an adapted US Format. On some occasions, adjustments to these Income Statement figures are made for Special Items. A table reconciling the figures adjusted for Special Items to their as-reported IFRS figures can be found at the end of the report. All figures in this report are expressed in U.S. dollars. Percentages and certain U.S. dollar, Chilean peso and Brazilian real amounts contained in this report have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. The Brazilian real / U.S. dollar average exchange rate for the quarter was BRL 5.85 per USD (compared to BRL 4.95 per USD in 1Q 2024)

HIGHLIGHTS

Key Financial Results and Indicators	1Q25	1Q24	Var.
Total Revenues (US$ million)	3,411	3,321	2.7%
Adjusted Operating Income (US$ million)	573	463	23.9%
Adjusted Operating Margin	16.8%	13.9%	2.9pp
Adjusted EBITDAR (US$ million)	962	796	20.9%
Adjusted EBITDAR Margin	28.2%	24.0%	4.3pp
Net Income attributable to owners of the parent company (US$ million)	355	258	37.6%
Net Income Margin	10.4%	7.8%	2.6pp
Liquidity (as % of LTM revenues)	28.4%	27.1%	1.3pp
Adj. Net Leverage	1.5x	1.7x	(0.2x)
Adjusted Passenger CASK ex-fuel (US$ cents)	4.0	4.3	(5.2%)

•During the first quarter of 2025, LATAM group’s consolidated capacity, measured in available seat-kilometers (ASK), grew by 7.3% primarily driven by a 10.7% increase in international operations. Additionally, the group transported nearly 21 million passengers during the quarter, marking a 3.6% increase compared to the same period last year.

•Throughout the quarter, LATAM group made significant strides in enhancing the overall travel experience, which translated into stronger customer satisfaction, as passengers rated LATAM group with a Net Promoter Score (NPS) of 56 points, the highest score in the group’s history and a 5.6 percentage point increase compared to the first quarter of 2024. Additionally, the NPS of “Premium Travelers” (LATAM Pass Elite program members and passengers in premium and business cabins) reached a historic high of 61 points.

•The group received two new A320neo aircraft deliveries, which support enhanced fuel efficiency and lower emissions. These additions are part of the 26 aircraft scheduled for 2025, with 24 additional aircraft still expected to be received this year in line with LATAM group’s fleet plan for growth and modernization.

•During the Extraordinary Shareholders’ Meeting held on March 17, shareholders approved a share repurchase program of up to 1.6% of the Company’s outstanding shares over the next 18 months. Accordingly, the Company is currently executing the program through a pro rata OFB (Oferta Firme en Bloque) mechanism on the Santiago Stock Exchange for up to 9.67 billion shares (1.6% of total share capital), at a price of $15.02 Chilean pesos per share (approximately US$153 million). The OFB is effective from April 1 to April 30, 2025.

•LATAM's shareholders approved a final dividend equivalent to 30% of 2024 net income, totaling approximately US$293 million at the Ordinary Shareholders' Meeting held on March 24, 2025. The dividend was paid on April 22, 2025. Together, these initiatives, the dividend and the buyback, reflect LATAM’s strong commitment to delivering shareholder value through disciplined capital allocation.

1Q 2025 Results

•Finally, LATAM received two recent important credit rating upgrades that reflect its solid financial performance and strengthened credit profile. On February 28th, S&P Global Ratings upgraded LATAM’s issuer credit rating to "BB" from "BB-", with a stable outlook. Shortly after, on April 3rd, Fitch Ratings also upgraded LATAM to "BB" from "BB-", with a positive outlook.

MANAGEMENT COMMENTS - FIRST QUARTER 2025

LATAM began 2025 with record financial performance, achieving the Company’s highest-ever quarterly results in terms of adjusted operating income and adjusted EBITDAR. These results reflect a continued ability to execute with discipline and consistency, while efficiently responding to market dynamics.

The performance of this quarter was further supported by healthy demand across the group's core markets, a stable operating environment and customer preference for our unique value proposition. Additionally, the fuel price environment provided tailwinds to our contained cost structure and contributed to margin expansion.

"LATAM group's operational and financial adaptability enables the group to be well-prepared to face the coming months, leveraging its agility to deliver strong results and capture opportunities across the region. Despite a dynamic and challenging macroeconomic environment, the group continues to focus on driving profitable growth, elevating the customer experience, strengthening employee engagement, and generating value for LATAM Airlines Group S.A. shareholders," said Ricardo Bottas, CFO of LATAM Airlines Group.

In addition to our record profitability, LATAM generated US$585 million in adjusted operating cash flow and US$189 million net cash increase during the first quarter, a testament to the Company’s solid financial discipline and its ability to consistently deliver positive cash flow. This performance underscores our commitment to long-term value creation, underpinned by efficient capital allocation and a strengthened balance sheet.

Furthermore, the extensive network continues to attract travelers who value LATAM group's connectivity, service and reliability. During the quarter, the group expanded its passenger network from 151 destinations in December 2024 to 153 across 27 countries by March 2025. The addition of Fernando de Noronha and Ribeirão Preto to LATAM Airlines Brazil network, highlights the ongoing commitment to connecting the region. These new destinations not only enhance travel options for passengers, but also reinforce the strength of the network. Additionally, on April 23rd, LATAM and Delta Air Lines announced the inclusion of Argentina into their Joint Venture Agreement, further strengthening air connectivity between South and North America.

Finally, as part of its broader value proposition, LATAM group also continues to strengthen its commitment to enhancing customer satisfaction. As of the end of the quarter, the group's loyalty program, LATAM Pass, reached a milestone, surpassing 50 million members. In parallel, revamped in 2025, LATAM Pass now offers an innovative experience, with more options for earning and redeeming miles, and greater ease of access to Elite Status, as well as opportunities to customize rewards as members reach intermediate milestones.

MANAGEMENT DISCUSSION AND ANALYSIS OF FIRST QUARTER 2025 RESULTS

Total operating revenues amounted to US$3,411 million in the first quarter, an increase of 2.7% compared to the same period of 2024, explained by a 1.6% increase in passenger revenues and a 9.8% increase in cargo revenues. For the first quarter of 2025, passenger and cargo revenues accounted for 86.3% and 11.9% of total operating revenues, respectively.

•Passenger revenues amounted to US$2,943 million in the first quarter, increasing 1.6% versus the same period of 2024. This was driven by a 7.3% capacity increase during the quarter, measured in ASKs, and offset by the 5.3% decrease in consolidated RASK to US$7.1 cents. This lower RASK is explained by foreign exchange rate depreciation and the capacity expansion, particularly in international operations. Despite the year-over-year decline, consolidated RASK was 2.0% higher than in the fourth quarter of 2024, reflecting sequential improvement in unit revenues.

•Cargo revenues amounted to US$406 million in the first quarter, improving 9.8% versus the same period of 2024. Increasing unit revenue and capacity contributed to the additional revenue generated. Cargo capacity, measured in ATK, grew by 4.4%, while unit revenue, measured in RATK, increased by 5.2%, mainly driven by a stronger southbound demand from Europe and North America to South America.

1Q 2025 Results

•Other income amounted to US$62 million in the first quarter, an increase of 14.8% compared to the same period of 2024, primarily driven by higher revenues from tour services and warehousing activities.

Total adjusted operating expenses were US$2,837 million during the quarter, decreasing 0.7% versus 1Q24. This slight decrease, despite the 7.3% increase in passenger operations, was the result of LATAM's commitment to cost containment, partially supported by a decrease in jet fuel prices and the positive impact of foreign exchange rate effects associated particularly with the depreciation of the Brazilian Real. In particular, adjusted passenger CASK ex-fuel amounted to US$4.0 cents in the first quarter of the year, positively impacted by approximately US$0.2 cents due to the depreciation of the Brazilian Real.

The changes in adjusted operating expenses during the quarter were mainly explained by:

•Wages and benefits rose 6.2% year-over-year, primarily due to a 7.3% increase in the average headcount of the group, particularly in cabin crew, in line with the increase in passenger operations. This was partially offset by foreign exchange rate effects.

•Aircraft fuel costs decreased 4.9% versus the same period of 2024, driven by a 9.6% decrease in the average jet fuel price (including hedges) which more than offset a 5.1% increase in fuel consumption associated with the expansion of operations.

•Commissions to agents decreased 13.1% compared to 1Q24, mostly attributed to a greater penetration of digital direct sales.

•Depreciation and amortization increased 16.8% versus 1Q24, primarily due to a higher average number of aircraft in the fleet. During the first quarter of 2025, LATAM group operated an average of 347 aircraft, up from 334 aircraft in the same period last year. The increase is also driven by a shift in fleet composition, as the group continues incorporating newer and higher-value aircraft as part of its fleet renewal strategy.

•Other rental and landing fees decreased 1.2% year-over-year. Despite increased international operations (+10.7% vs 1Q24), this expense line was positively impacted by lower airport fees and handling costs, influenced by the effects of currency depreciation (particularly of the Brazilian real) and the reversal of certain provisions.

•Passenger services expenses increased 10.8% versus the same period of 2024, explained by the 7.3% growth in capacity during the quarter and a more significant international mix in the operations (+10.7% vs 1Q24) .

•Aircraft rentals expenses, which correspond exclusively to LATAM group’s fleet power-by-the-hour (PBH) contracts, amounted to US$0.0 million, as there are no longer any assets operating under PBH agreements.

•Aircraft maintenance expenses totaled US$186 million, corresponding to a 4.2% decrease versus 1Q24. Despite increased operations, this expense line was positively impacted by the reversal of maintenance provisions amounting to approximately US$32 million related to the acquisition of six aircraft by LATAM group during the quarter, which were previously registered as operating leases.
•Other operating expenses decreased 10.5% compared to 1Q24 and amounted to US$337 million. Although crew-related expenses increased due to higher operations, this line was positively impacted by lower reservation system costs, driven by a higher penetration of NDC channels, as well as the effects of currency depreciation (particularly of the Brazilian real).

•Other gains and losses totaled US$6 million in gains for the first quarter, primarily due to fair value adjustments related to the acquisition of six aircraft during the period, and partially offset by labor contingencies in Argentina.

Non-operating results

•Interest income amounted to US$33 million in the quarter, increasing 5.1% as a result of a higher cash and cash equivalents balance and amount invested compared to 1Q24.

1Q 2025 Results

•Interest expense decreased 20.7% versus 1Q24, to US$152 million during the quarter, mainly explained by the interest rate savings obtained from the liability management exercise completed in October 2024.

•Foreign exchange gains and losses amounted to US$75 million in losses in the first quarter of 2025, driven by the appreciation of the Brazilian Real compared to December 31, 2024. This line reflects the net balance sheet effect of holding more U.S. Dollar-denominated assets than liabilities in its Brazilian affiliate. As such, when local currencies depreciate, the net value of these assets increases, resulting in a non-operational gain in the Income Statement. Conversely, currency appreciation leads to a loss. It is worth mentioning that this is a non-cash effect in the Income Statement.

•Result of indexation units amounted to US$0.2 million in the quarter, a decrease compared to the same period of 2024 mainly due to lower inflation rates (CPI) compared to the same period of 2024, as well as a reduced hyperinflation adjustment linked to lower labor contingency expenses in Argentina.

•Net income attributable to the owners of the parent company during the quarter amounted to US$355 million, an increase of 37.6%. Net income attributable to owners of the parent company serves as the basis for calculating dividend distributions.

LIQUIDITY AND FINANCING

LATAM Airlines Group ended the quarter with cash and cash equivalents of US$2,146 million (+9.6% vs December 31, 2024). During the period, it generated US$585 million in adjusted operating cash flow and US$189 million net cash increase. Additionally, LATAM has US$1,575 million in available and fully undrawn revolving credit facilities (“RCF”). Liquidity as a percentage of revenues of last twelve months stood at 28.4%.

LATAM holds a total gross debt of US$7.1 billion and a net debt of US$4.9 billion. At the end of the period, LATAM's adjusted net leverage decreased to 1.5x, supported by continued adjusted EBITDAR generation, evidencing its strong capital structure and robust operations.

Furthermore, the nearest-term relevant financial debt maturities are scheduled for 2029 and 2030. It is worth noting that the 2029 bond is callable in October 2025, and LATAM continues to focus on reducing the cost of its debt.

Financial Debt Composition	Nominal Value (million)	Interest Rate	Maturity
2030 Senior Secured Notes	US$1,400	7.875%	2030
2029 Senior Secured Notes	US$700	13.375%	2029
Spare Engine Facility	US$275	SOFR 3M + 2.1%	2028
UF Bond	US$156	UF + 2.0%	2042
Fleet Financial Debt	US$1,259	5.61%	—
Total Financial Debt	US$3,789	7.91%	—

1Q 2025 Results

MARKET RISKS

LATAM’s fuel hedging policy has the main objective of protecting against medium-term liquidity risk from fuel price increases, while benefiting from fuel price reductions. Accordingly, LATAM hedges a portion of its estimated fuel consumption. Hedge positions per quarter for the next 12 months, as of April 25, 2025, are shown in the table below:

Fuel hedging	2Q25	3Q25	4Q25	1Q26
Hedge positions
Estimated Fuel consumption hedged	52%	49%	42%	13%

On the other hand, LATAM’s foreign exchange risk mainly comes from operations in currencies other than its functional currency, the US dollar. The largest operational cash flow exposure comes from the concentration of businesses in Brazil by LATAM Airlines Brazil, which are mostly denominated in Brazilian real. At a lower concentration, LATAM is also exposed to other currencies like the Euro, British Pound, and several Latin American currencies. BRL cash flow hedge positions per quarter for the next months, as of April 25, 2025, are shown in the table below:

FX hedging (BRL)	2Q25	3Q25	4Q25	1Q26
Hedge positions
Estimated cash flow mismatch hedged	41%	15%	2%	0%

1Q 2025 Results

LATAM FLEET PLAN

LATAM group’s fleet consists of 270 Airbus narrow-body aircraft, 2 Airbus wide-body aircraft under short-term leases, 56 Boeing wide-body aircraft and 20 Boeing cargo freighters, totaling 348 aircraft. During the first quarter, the group received two Airbus A320Neo while one freighter exited the fleet. For a thorough breakdown of the current fleet, please see the fleet chart in the reference tables section toward the end of this report.

Additionally, during the first quarter, the group acquired six A321 aircraft, previously accounted for as operating leases. This purchase is currently in the process of being financed, which will largely offset the associated cash impact once completed.

As of the date of publication, LATAM group has fleet commitment agreements with Airbus and Boeing for new aircraft and additionally has signed several contracts with lessors to receive both narrow-body Airbus and wide-body aircraft in the coming years, as detailed below. The group continues to follow its planned deliveries while maintaining flexibility to adjust capacity as needed.

Fleet Plan	As of 1Q25	As of end of year
		2025	2026	2027
Passenger Aircraft
Narrow Body
Airbus Ceo Family	224	223	217	200
Airbus Neo Family	46	68	82	97
Total NB	270	291	299	297

Wide Body
Boeing 787	37	38	41	41
Other	21	22	19	19
Total WB	58	60	60	60

TOTAL	326	351	359	357

Cargo Aircraft
Boeing 767-300F	20	20	19	19
TOTAL	20	20	19	19

TOTAL FLEET	348	371	378	376

AVERAGE FLEET	347	358	376	378

Note: This fleet plan considers LATAM group's best estimates for committed arrivals, current decisions regarding aircraft sales, retirements and lease extensions. In the Financial Statements, Note 13 describes the aircraft that are currently held for sale and expected to be sold in 2025.

1Q 2025 Results

2025 GUIDANCE

The Company is pleased to report that it has been closely monitoring bookings and, as of this date and during past weeks, passenger booking trends and cargo sales have remained stable. LATAM is adjusting its guidance for the full year 2025, including its capacity and sales guidance as well as guidance on key financial indicators, due to the strong results of the first quarter and the current stable demand environment. The Company expects an updated adjusted Operating Margin of 13.0% to 15.0% (up from 12.0% - 13.5% in the previous guidance issued on December 3, 2024) and an adjusted EBITDAR of US$3.40 - US$3.75 billion (up from US$3.25 - US$3.60 billion as compared to the previous guidance). The current scenario, however, makes it very difficult to forecast the market macroeconomic expectations and uncertainties, which could impact passenger and cargo demand, due to potential tariff impacts. Any relevant changes could affect international passenger and air freight demand to the United States, as well as passenger and cargo demand in other regions, including to, from and within Latin America. In the case of cargo, although the changes would not necessarily impact LATAM group’s cargo business directly, they could create spare air freight capacity and could affect the industry more generally. This guidance may also be updated or withdrawn at any time, should the impact of the previously mentioned external environment or the macroeconomic volatility and uncertainties increase to the point where it would impede the Company to project the guided parameters.

Updated guidance for the full year 2025 issued on April 28, 2025, as detailed below:

Indicator	Guidance	2025E		2025E Updated

Operating Indicators	Total ASK Growth vs 2024	7% -	9%	7.5% -	9.5%
	Domestic Brazil ASK Growth vs 2024	6% -	8%	7.0% -	9.0%
	Domestic Spanish Speaking Countries ASK Growth vs 2024	4% -	6%	2.0% -	4.0%
	International ASK Growth vs 2024	7% -	9%	9.5% -	11.5%
	Total ATK Growth vs 2024	2% -	4%	1.0% -	3.0%

Financial Indicators	Revenues (US$ billion)	14.0 -	14.5	13.8 -	14.2
	Adjusted CASK ex fuel[1] (US$ cents)	4.6 -	4.8	4.55 -	4.75
	Adjusted Passenger CASK ex fuel[1] (US$ cents)	4.2 -	4.4	4.15 -	4.35
	Adjusted Operating Income[2] (US$ billion)	1.65 -	1.90	1.80 -	2.05
	Adjusted Operating Margin[2]	12.0% -	13.5%	13.0% -	15.0%
	Adjusted EBITDAR[2] (US$ billion)	3.25 -	3.60	3.40 -	3.75
	Adjusted EBITDAR Margin[2]	23.5% -	25.0%	24.5% -	26.5%
	Adjusted Levered Free Cash Flow[3] (US$ billion)	> 1.0		> 1.2
	Liquidity[4] (US$ billion)	> 3.9		> 4.1
	Total Net Debt[5] (US$ billion)	< 5.4		< 5.2
	Total Net Debt/Adjusted EBITDAR (x)	≤ 1.7x		≤ 1.5x

	Assumptions
	Average exchange rate (BRL/USD)	5.8		5.9
	Jet fuel price[6] (US$/bbl)	90		90

1) Adjusted CASK ex-fuel includes adjustments to add back the effect of other gains and losses and employee compensations associated with the Corporate Incentive Plan. Adjusted Passenger CASK ex fuel is further adjusted to exclude cargo costs associated with belly and freighter operations.
2) Adjusted Operating Income excludes other gains and losses and employee compensations associated with the Corporate Incentive Plan. Adjusted EBITDAR is further adjusted to exclude foreign exchange gains and results of indexation units.
3) Adjusted Levered Free Cash Flow calculated as the sum of net cash (outflow) inflow from operating and investing activities, adding payments from lease liabilities (amortization and interest) and financing predelivery payments, excluding amounts raised from the sale of property, plant and equipment, adding aircraft and non-aircraft financing interest.
4) Liquidity is defined as Cash and Cash Equivalents and undrawn, committed revolving credit facilities. It assumes the dividend distribution equivalent to 30% of 2024 net income (US$293 million) and the execution of the share repurchase program announced on March 28, 2025 (approximately US$153 million). It does not include any potential liability management exercise to be conducted during 2025.

1Q 2025 Results

5) Total Net Debt includes operating lease liabilities, financial leases and other financial debt, and net of Cash and Cash Equivalents. It assumes the dividend distribution equivalent to 30% of 2024 net income (US$293 million) and the execution of the share repurchase program announced on March 28, 2025 (approximately US$153 million). It does not include any potential liability management exercise to be conducted during 2025.
6) The jet fuel price projection does not include into-wing cost.

Note on forward-looking assumptions, outlooks and expectations are not facts but rather a good faith estimate of reality based on selected information believed to be reasonable. However, reality may differ from assumptions, outlooks and expectations. This report also contains forward-looking statements. Such statements may contain words such as “could,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM's current plans, estimates and projections and, therefore, you should not place undue reliance on such statements or the estimates arising from them. Forward-looking statements involve known and unknown inherent risks, uncertainties and other factors, many of which are beyond LATAM's control and are difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. The financial information contained herein does not constitute or replace in any way the submission of the corresponding financial statements of the Commission for the Financial Market (CMF) and the market, in terms of their content requirements, applicable procedures and deadlines of submission corresponding to the CMF in accordance with current regulations. These factors and uncertainties include in particular those described in documents we have filed with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them, whether as a result of new information, future events or any other factor. Our results may not be indicative of future performance, which remains subject to a number of uncertainties, including the risks disclosed in our annual report on Form 20-F, which was filed on March 13, 2025, and especially the risks and uncertainties associated with global developments, including the conflicts in the Middle East, the more recent country-specific tariffs imposed by the U.S. Commerce Department for goods imported in the United States and the retaliatory measures imposed in response by certain countries, and its impact on the currency exchanges, the worldwide supply chain and the availability of inventory and the prices of goods in general in commerce. In addition, as disclosed in our annual report on Form 20-F, our business is seasonal and our passenger revenues are generally higher in the first and fourth quarters of each year, during the southern hemisphere’s spring and summer. Finally, demand for air travel and cargo services is influenced by a number of factors beyond our control, including global, regional and national political and socioeconomic developments as well as changes in our competitive landscape, all of which could have a material impact on our ability to achieve the guidance disclosed herein.

FINANCIAL STATEMENTS PUBLICATION AND CONFERENCE CALL

LATAM Airlines Group S.A. filed its financial statements for the period ended March 31, 2025 with the Comisión para el Mercado Financiero (CMF) of Chile on April 28, 2025. These financial statements are available in Spanish and English at http://www.latamairlinesgroup.net. For further inquiries, please contact the Investor Relations team at InvestorRelations@latam.com.

The Company will hold a conference call to discuss the first quarter 2025 financial results on April 29, 2025, at 9:00 am ET / 9:00 am Santiago.

Webcast Link: Click here
Participant Call Link: Click here

About LATAM Airlines Group S.A.:

LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo, and A319 aircraft. Additionally, the Airbus 330, operated under short-term leases, is also part of the current operations.

LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliates's aircraft, they have a fleet of 20 freighters. They operate on the LATAM group network as well as international routes that are exclusively operated by freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM press inquiries, please write to comunicaciones.externas@latam.com. Additional financial information is available at www.latamairlinesgroup.net.

1Q 2025 Results

LATAM Airlines Group S.A.
Consolidated Operational Statistics

	For the three month period ended March 31
	2025	2024	% Change

System
Costs per ASK (US$ cents)	6.9	7.6	(9.2%)
Adjusted Costs per ASK (US$ cents)	6.9	7.4	(7.5%)
Costs per ASK ex fuel (US$ cents)	4.6	4.9	(8.0%)
Adjusted Costs per ASK ex fuel (US$ cents)	4.5	4.8	(5.3%)
Adjusted Passenger CASK ex fuel (US$ cents)	4.0	4.3	(5.2%)
Fuel Gallons Consumed (millions)	348	331	5.1%
Fuel Gallons Consumed per 1,000 ASKs	8.4	8.6	(2.0%)
Fuel Price (with hedge) (US$ per gallon)	2.80	3.10	(9.6%)
Fuel Price (without hedge) (US$ per gallon)	2.79	3.15	(11.4%)
Average Trip Length (km)	1,640	1,604	2.2%
Total Number of Employees (average)	38,827	36,190	7.3%
Total Number of Employees (end of the period)	39,005	36,477	6.9%

Passenger
ASKs (millions)	41,257	38,461	7.3%
RPKs (millions)	34,383	32,458	5.9%
Passengers Transported (thousands)	20,968	20,235	3.6%
Load Factor (based on ASKs) %	83.3%	84.4%	(1.1pp)
Yield based on RPKs (US$ cents)	8.6	8.9	(4.1%)
Revenues per ASK (US$ cents)	7.1	7.5	(5.3%)

Cargo
ATKs (millions)	2,016	1,931	4.4%
RTKs (millions)	1,068	1,012	5.6%
Tons Transported (thousands)	244	235	3.9%
Load Factor (based on ATKs) %	53.0%	52.4%	0.6pp
Yield based on RTKs (US$ cents)	38.0	36.5	4.0%
Revenues per ATK (US$ cents)	20.1	19.1	5.2%

Note: Adjusted figures include adjustments to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect) and employee compensations associated with the Corporate Incentive Plan. Adjusted Passenger CASK ex fuel also excludes cargo costs associated with belly and freighter operations.

1Q 2025 Results

LATAM Airlines Group S.A.
Consolidated Financial Results for the First Quarter 2025 (in thousands of US Dollars)

	For the three month period ended March 31
	2025	Adjustments	2025 Adjusted	2024 Adjusted	% Change
REVENUE
Passenger	2,942,889	—	2,942,889	2,897,842	1.6%
Cargo	405,589	—	405,589	369,357	9.8%
Other Income	62,123	—	62,123	54,134	14.8%
TOTAL OPERATING REVENUE	3,410,601	—	3,410,601	3,321,333	2.7%
EXPENSES
Wages and Benefits	(450,978)	20,839	(430,139)	(405,042)	6.2%
Aircraft Fuel	(973,963)	—	(973,963)	(1,024,373)	(4.9%)
Commissions to Agents	(53,651)	—	(53,651)	(61,732)	(13.1%)
Depreciation and Amortization	(388,902)	—	(388,902)	(332,822)	16.8%
Other Rental and Landing Fees	(383,096)	—	(383,096)	(387,659)	(1.2%)
Passenger Services	(84,351)	—	(84,351)	(76,131)	10.8%
Aircraft Rentals	—	—	—	—	n.m.
Aircraft Maintenance	(186,063)	—	(186,063)	(194,231)	(4.2%)
Other Operating Expenses	(337,205)	—	(337,205)	(376,638)	(10.5%)
Other gains/(losses)	5,903	(5,903)	—	—	n.m
TOTAL OPERATING EXPENSES	(2,852,306)	14,936	(2,837,370)	(2,858,628)	(0.7%)
OPERATING INCOME/(LOSS)	558,295	14,936	573,231	462,705	23.9%
Operating Margin	16.4%	0.4pp	16.8%	13.9%	2.9pp
Interest Income	33,057	—	33,057	31,450	5.1%
Interest Expense	(151,725)	—	(151,725)	(191,385)	(20.7%)
Foreign exchange gains	(75,145)	75,145	—	—	n.m
Result of indexation units	(239)	239	—	—	n.m
INCOME/(LOSS) BEFORE TAXES	364,243	90,320	454,563	302,770	50.1%
Income Taxes	(7,606)	—	(7,606)	(15,143)	(49.8%)
NET INCOME/(LOSS)	356,637	90,320	446,957	287,627	55.4%
Attributable to:
Owners of the parent company	355,288	90,320	445,608	285,951	55.8%
Non-controlling interest	1,349	—	1,349	1,676	(19.5%)
NET INCOME/(LOSS) attributable to the owners of the parent company	355,288	90,320	445,608	285,951	55.8%
Net Margin attributable to the owners of the parent company	10.4%	2.6pp	13.1%	8.6%	4.5pp
Effective Tax Rate	(2.1%)	0.4pp	(1.7%)	(5.0%)	3.3pp
Financial Metrics for the First Quarter 2025 (in thousands of US Dollars)
	For the three month period ended March 31
	2025		2024		Change (%)
Adjusted EBITDAR	962,133		795,527		20.9%
Adjusted EBITDAR Margin	28.2%		24.0%		4.3pp

Note: Adjustments include adjustments to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect), employee compensations associated with the Corporate Incentive Plan, foreign exchange gains and results of indexation units.

1Q 2025 Results

LATAM Airlines Group S.A.
Consolidated Balance Sheet (in thousands of US Dollars)

	As of March 31	As of December 31
	2025	2024

Assets
Cash and cash equivalents	2,146,299	1,957,788
Other financial assets	83,124	67,295
Other non-financial assets	231,327	203,661
Trade and other accounts receivable	1,243,672	1,163,707
Accounts receivable from related entities	12	25
Inventories	460,115	438,530
Current tax assets	63,927	40,275
Total current assets other than non-current assets (or disposal groups) classified as held for sale	4,228,476	3,871,281

Non-current assets (or disposal groups) classified as held for sale	10,337	29,138

Total current assets	4,238,813	3,900,419

Other financial assets	56,028	53,772
Other non-financial assets	98,396	89,416
Accounts receivable	12,627	12,342
Intangible assets other than goodwill	1,061,054	1,000,170
Property, plant and equipment	10,379,778	10,186,697
Deferred tax assets	10,923	10,549
Total non-current assets	11,618,806	11,352,946
Total assets	15,857,619	15,253,365

Liabilities and shareholders' equity
Other financial liabilities	689,380	635,213
Trade and other accounts payables	2,580,504	2,133,572
Accounts payable to related entities	153,075	12,875
Other provisions	13,004	14,221
Current tax liabilities	8,191	6,281
Other non-financial liabilities	3,352,624	3,488,680
Total current liabilities	6,796,778	6,290,842

Other financial liabilities	6,401,970	6,515,238
Accounts payable	468,773	491,762
Other provisions	664,729	623,846
Deferred tax liabilities	327,952	312,677
Employee benefits	189,935	167,427
Other non-financial liabilities	68,312	140,244
Total non-current liabilities	8,121,671	8,251,194
Total liabilities	14,918,449	14,542,036

Share capital	5,003,534	5,003,534
Retained earnings	1,396,993	1,148,291
Other equity	39	39
Other reserves	(5,450,488)	(5,428,597)
Parent’s ownership interest	950,078	723,267
Non-controlling interest	(10,908)	(11,938)
Total equity	939,170	711,329
Total liabilities and equity	15,857,619	15,253,365

1Q 2025 Results

LATAM Airlines Group S.A.
Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of March 31,	As of March 31,
	2025	2024

Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services	3,458,397	3,313,955
Other cash receipts from operating activities	49,260	79,829

Payments for operating activities
Payments to suppliers for the supply goods and services	(2,205,100)	(2,510,340)
Payments to and on behalf of employees	(473,786)	(344,111)
Other payments for operating activities	(117,481)	(94,536)
Income taxes (paid)	(21,993)	(22,644)
Other cash inflows (outflows)	(10,952)	35,972

Net cash (outflow) inflow from operating activities	678,345	458,125

Cash flows from investing activities
Amounts raised from sale of property, plant and equipment	27,031	19,966
Purchases of property, plant and equipment	(370,271)	(102,484)
Purchases of intangible assets	(25,105)	(13,297)
Interest received	31,028	37,417
Other cash inflows (outflows)	14,129	27,589

Net cash (outflow) inflow from investing activities	(323,188)	(30,809)

Cash flows inflow (out flow) from financing activities
Amounts raised from long-term loans	49,500	—
Loans repayments	(67,223)	(51,350)
Payments of lease liabilities	(90,120)	(86,035)
Dividends paid	(304)	(289)
Interest paid	(90,669)	(129,510)
Other cash (outflows) inflows	(880)	719

Net cash inflow (outflow) from financing activities	(199,696)	(266,465)

Net (decrease) increase in cash and cash equivalents before effect of exchanges rate change	155,461	160,851
Effects of variation in the exchange rate on cash and cash equivalents	33,050	(24,239)
Net (decrease) increase in cash and cash equivalents	188,511	136,612

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	1,957,788	1,714,761

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	2,146,299	1,851,373

1Q 2025 Results

LATAM Airlines Group S.A.
Adjusted Free Cash Flow (in thousands of US Dollars)

Adjusted Free Cash Flow	For the three month period ended March 31,
	2025	2024

Adjusted EBITDAR	962,133	795,526

Changes in working capital	(229,489)	(246,618)
Cash taxes	(21,993)	(22,644)
Operating lease payments	(156,528)	(147,047)
Interest Income	31,028	37,417
Adj. Operating cash flow	585,151	416,634

Maintenance CapEx	(128,069)	(110,486)
CapEx for growth & Fleet CapEx Net of Financing	(235,984)	(51,613)
Adj. Investment cash flow *	(364,053)	(162,099)

Adj. Unlevered FCF	221,098	254,535
Interest on financial debt	(7,906)	(50,964)
Interest on finance leases	(16,355)	(18,766)
Adj. Levered FCF	196,837	184,805

Finance lease amortization	(67,223)	(48,600)
Non-Fleet Financial debt net amortization	—	(2,750)
Statutory Dividends	(304)	(289)
Other (Incl. Asset Sale, Fx and others)	59,201	3,446
Adj. Financing & Others cash flow	(32,587)	(117,923)
Change in cash	188,511	136,612

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	1,957,788	1,714,761
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	2,146,299	1,851,373

Fleet Cash Cost	(230,001)	(208,468)

*Adjusted Investment cash flow is equivalent to total CapEx net of financing. A reconciliation table can be found in page 17.

Notes:

1) Adjusted EBITDAR includes adjustments to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect), employee compensations associated with the Corporate Incentive Plan, foreign exchange gains and results of indexation units.
2) Operating lease payments include variable Aircraft Rentals (Pay by the Hour “PBH”) and Operational Leases under IFRS 16 including amortization and interest (both fleet and non-fleet).
3) Maintenance CapEx primarily includes engine shop visits, aircraft c-checks and restocking of parts for existing operation, as well as CapEx associated with fleet projects that do not contribute additional capacity to the group's operations or add new features to the existing offered product.
4) Growth & Fleet CapEx (net of financing) includes CapEx associated with additional spare parts and engines, engine shop visits, aircraft c-checks and restocking of parts for additional operation, PDPs, fleet projects that contribute additional capacity or new features to the existing offered product and certain other strategic projects that add value, and fleet arrivals net of their financing.
5) Fleet Cash cost includes Finance lease amortization, interest on finance leases and operating lease payments (Excluding Non-fleet lease liabilities). Calculation can be found in page 16.

1Q 2025 Results

LATAM Airlines Group S.A.
Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of March 31,	As of December 31,
	2025	2024

Total Assets	15,857,619	15,253,365
Total Liabilities	14,918,449	14,542,036
Total Equity*	939,170	711,329
Total Liabilities and Shareholders equity	15,857,619	15,253,365

Fleet lease liabilities	3,061,867	3,174,760
Fleet financial debt	1,258,580	1,188,771
Total Fleet Debt	4,320,447	4,363,531
Total Non-Fleet Debt (includes non-fleet lease liabilities and non-fleet financial debt)	2,770,465	2,786,920
Total Gross Debt	7,090,911	7,150,451
Cash, cash equivalents and liquid investments	(2,146,299)	(1,957,788)
Total Net Debt	4,944,612	5,192,663
*Includes non-controlling interest.
**Excluding associated guarantees.

LATAM Airlines Group S.A.
Main Financial Ratios

	As of March 31,	As of December 31,
	2025	2024

Cash, cash equivalents and liquid investments	2,146,299	1,957,788
Revolving Credit Facilities (RCF)	1,575,000	1,575,000
Liquidity (US$ thousands)	3,721,299	3,532,788
Liquidity as % of LTM revenues	28.4%	27.1%

Gross Debt (US$ thousands)	7,090,911	7,150,451
Gross Debt / Adjusted EBITDAR (LTM)	2.2x	2.3x

Net Debt (US$ thousands)	4,944,612	5,192,663
Net Debt / Adjusted EBITDAR (LTM)	1.5x	1.7x

Note: Adjusted EBITDAR (LTM) refers to Adjusted EBITDAR (Last Twelve Months) (US$ thousands). For the ratios as of March 31, 2025, and December 31, 2024, it is calculated using the last twelve months as of March 31, 2025 (US$3,274,485) and the full twelve months in 2024 (US$3,107,878).

1Q 2025 Results

LATAM Airlines Group S.A.
Consolidated Fleet

	As of March 31, 2025
	Aircraft on Property, Plant & Equipment	Aircraft on Right of Use under IFRS16	Total

Passenger Aircraft
Boeing 767-300ER	9	—	9
Boeing 777-300ER	10	—	10
Boeing 787-8	4	6	10
Boeing 787-9	2	25	27
Airbus A319-100	11	29	40
Airbus A320-200	86	49	135
Airbus A320-Neo	4	28	32
Airbus A321-200	25	24	49
Airbus A321-Neo	—	14	14
TOTAL	151	175	326

Short-term leases
Airbus A330-200	—	2	2
TOTAL	—	2	2

Cargo Aircraft
Boeing 767-300F	19	1	20
TOTAL	19	1	20

TOTAL FLEET	170	178	348

Note: This table includes 1 Boeing 767-300F that was reclassified from Property, Plant and Equipment to Assets Held for Sale.

1Q 2025 Results

LATAM Airlines Group S.A.
Reconciliation of Reported Amounts to Non-GAAP Items (in thousands of US Dollars)

LATAM Airlines Group S.A. ("LATAM" or "the Company") prepares its financial statements under “International Financial Reporting Standards” (“IFRS”) as issued by the IASB, however, for ease of presentation and comparison, the Income Statement in this report is presented in an Adapted by Nature Format. On some occasions, adjustments to these Income Statement figures are made for Special Items. These adjustments to include or exclude special items allows management an additional tool to understand and analyze its core operating performance and allow for more meaningful comparison in the industry. Therefore, LATAM believes these non-GAAP financial measures, derived from the consolidated financial statements but not presented in accordance with IFRS, may provide useful information to investors and others. In this table, you can find a reconciliation of the IFRS and the Adapted by Nature Format as LATAM reports its Income Statement in this earnings release for ease of comparison and further disclosure, as well as the adjustments made for Special Items.

These non-GAAP items may not be comparable to similarly titled non-GAAP items of other companies and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. The tables below show these reconciliations:

	For the three month period ended March 31,
	2025	2024	% Change

Cost of sales	(2,399,882)	(2,393,859)	0.3%
Distribution costs	(135,030)	(158,292)	(14.7%)
Administrative expenses	(191,777)	(187,442)	2.3%
Other expenses	(131,520)	(140,978)	(6.7%)
Other gains/(losses)	5,903	(46,431)	n.m
TOTAL OPERATING EXPENSES	(2,852,306)	(2,927,002)	(2.6%)
Other gains/(losses)	(5,903)	46,431	n.m
Adjustments for Corporate Incentive Plan	20,839	20,710	0.6%
Aircraft rentals expense	—	1,233	(100.0%)
ADJUSTED TOTAL OPERATING EXPENSES	(2,837,370)	(2,858,628)	(0.7%)

TOTAL OPERATING EXPENSES	(2,852,306)	(2,927,002)	(2.6%)
Aircraft fuel expenses	973,963	1,024,373	(4.9%)
Operating Expenses (Ex-Fuel)	(1,878,343)	(1,902,629)	(1.3%)
ASKs (millions)	41,257	38,461	7.3%
CASK (Ex-Fuel)	(4.6)	(4.9)	(8.0%)

ADJUSTED TOTAL OPERATING EXPENSES	(2,837,370)	(2,858,628)	(0.7%)
Aircraft fuel expenses	973,963	1,024,373	(4.9%)
Adjusted Operating Expenses (Ex-Fuel)	(1,863,407)	(1,834,255)	1.6%
ASKs (millions)	41,257	38,461	7.3%
ADJUSTED CASK Ex-Fuel (US$ cents)	(4.5)	(4.8)	(5.3%)

Operating lease payments	(156,528)	(147,047)	6.4%
Interest on finance leases	(16,355)	(18,766)	(12.8%)
Finance lease amortization	(67,223)	(48,600)	38.3%
Non-fleet lease liabilities	10,105	5,945	70.0%
FLEET CASH COSTS	(230,001)	(208,468)	10.3%

NET INCOME/(LOSS)	356,637	259,955	37.2%
Income Taxes	7,606	15,143	(49.8%)
Interest Expense	151,725	191,385	(20.7%)
Interest Income	(33,057)	(31,450)	5.1%
Depreciation and Amortization	388,902	332,822	16.8%
EBITDA	871,813	767,855	13.5%
Aircraft rentals expense	—	1,233	(100.0%)
EBITDAR	871,813	769,088	13.4%
Other gains/(losses)	(5,903)	46,431	n.m
Foreign exchange gains/(losses)	75,145	(39,627)	n.m
Results of indexation units	239	(1,075)	n.m
Adjustments for Corporate Incentive Plan	20,839	20,710	0.6%
ADJUSTED EBITDAR	962,133	795,527	20.9%

1Q 2025 Results

	For the three month period ended March 31,
	2025	2024	% Change

Purchases of property, plant and equipment	(370,271)	(102,484)	261.3%
Purchases of intangible assets	(25,105)	(13,297)	88.8%
Reconciled by:
Leased Maintenance Capitalizations	(32,306)	(66,906)	(51.7%)
Capital raised for fleet related financing	49,500	—	n.m
Financing of Pre delivery payments	—	—	n.m
Recoveries of credits and Guarantee deposit received from the sale of aircraft*	14,129	20,589	(31.4%)
Insurance recovery	—	—	n.m
TOTAL CAPEX NET OF FINANCING	(364,053)	(162,099)	124.6%

*For the three month period ended March 31, 2024, excludes US$7 million related to advanced payments arising from the sale of aircraft in the period.